EnerJex Resources, Inc.
27 Corporate Woods, Suite 350
10975 Grandview Drive
Overland Park, Kansas 66210
913-754-7754 ● (F) 913-754-7755

November 3, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Re:	EnerJex Resources, Inc. Request for Withdrawal of Post-Effective Amendment No. 1 (“Amendment”) to Registration Statement on Form S-1 (Registration No. 333-156115) (the “Registration Statement”)

Ladies and Gentlemen:

On October 20, 2009, EnerJex Resources, Inc. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) the Amendment to the Registration Statement.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Amendment. This request for withdrawal is being filed because the Amendment was erroneously filed in lieu of a final prospectus under Rule 424(b)(3). The Registrant filed the final prospectus under Rule 424(b)(3) on October 28, 2009.

Should you have any questions regarding this matter, please do not hesitate to contact Anthony N. DeMint, Esq., securities counsel to the Registrant, at (702) 232-4842.  Thank you for your attention to this matter.

Respectfully yours,

EnerJex Resources, Inc.

By:	/s/ Diedre P. Jones Chief Financial Officer

cc:  Anthony N. DeMint, Esq.